UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   April 20, 2005

CINCINNATI FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

Ohio	0-4604	31-0746871
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

6200 S. Gilmore Road, Fairfield, Ohio	45014-5141
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   (513) 870-2000

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 2.02 Results of Operations and Financial Condition. On April 20, 2005, Cincinnati Financial Corporation issued the attached news release titled "**Cincinnati Financial Corporation Reports First-quarter 2005 Results.**" The news release is furnished as Exhibit 99.1 hereto and is incorporated herein by reference. This report should not be deemed an admission as to the materiality of any information contained in the news release.

In accordance with general instruction B.2 of Form 8-K, the information furnished in this report, including exhibits, is furnished pursuant to Item 2.02 and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended.

Item 9.01 Financial Statements and Exhibits.

(c)   Exhibits

   Exhibit 99.1 – News release dated April 20, 2005, "Cincinnati Financial Corporation Reports First-quarter 2005 Results."

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CINCINNATI FINANCIAL CORPORATION

Date April 20, 2005

By /s/ Kenneth W. Stecher

Kenneth W. Stecher
Chief Financial Officer, Senior Vice President, Secretary and Treasurer
(Principal Accounting Officer)



CINCINNATI FINANCIAL CORPORATION

Mailing Address: P.O. BOX 145496
CINCINNATI, OHIO 45250-5496
(513) 870-2000

Investor Contact: Heather J. Wietzel
(513) 870-2768
Media Contact: Joan O. Shevchik
(513) 603-5323

Cincinnati Financial Corporation Reports First-quarter 2005 Results

- *Net income at 81 cents per share and operating income* at 78 cents per share*
- *Property casualty GAAP combined ratio at 88.9% on level written premiums*
  - *Investment income up 5.6%*
- *Book value at $34.04 per share, adjusted for 5% stock dividend*

Cincinnati, April 20, 2005 – Cincinnati Financial Corporation (Nasdaq: CINF) today reported net income of $144 million, or 81 cents per diluted share, for the first quarter of 2005. Net income was $146 million, or 82 cents per share, in the comparable 2004 quarter, which included a benefit of $32 million pretax ($21 million, or 11 cents per share, after tax) from the release of reserves for uninsured/underinsured motorist (UM/UIM) losses following a 2003 Ohio Supreme Court decision.

Net income per share included net realized investment gains of 3 cents per share in the first quarters of 2005 and 2004. Per-share amounts for both periods have been adjusted for the 5 percent stock dividend to be paid April 26, 2005.

Total revenues advanced $46 million, or 5.3 percent, to $916 million, primarily reflecting 5.0 percent growth of consolidated earned premium. Revenues from pretax investment income rose 5.6 percent to $127 million for the first quarter of 2005.

Financial Highlights*

(Dollars in millions, except share data)	Three months ended March 31,		
	2005	2004	Change %
Income Statement Data			
Net Income	$ **144**	$ 146	(1.2)
Net realized investment gains and losses	**6**	4	34.1
Operating income*	$ **138**	$ 142	(2.3)
Per Share Data (diluted)			
Net Income	$ **0.81**	$ 0.82	(1.2)
Net realized investment gains and losses	**0.03**	0.03	0.0
Operating income*	$ **0.78**	$ 0.79	(1.3)
Cash dividend declared	**0.290**	0.250	16.0
Book value	**34.04**	35.10	(3.0)
Average shares outstanding	**177,857,161**	178,670,685	(0.5)

* The Definitions of Non-GAAP Information and Reconciliation to Comparable GAAP Measures on Page 10 defines and
  reconciles measures presented in this release that are not based on Generally Accepted Accounting Principles (non-GAAP).

Chairman and Chief Executive Officer John J. Schiff, Jr., CPCU, commented, "Our strong first quarter was largely driven by the performance of our commercial lines business, which posted results that we believe continue to lead the industry. As expected, competition is increasing in commercial lines. We are responding from a position of strength due to our agents' and associates' underwriting skills and good habits. We remain comfortable with our commercial lines GAAP combined ratio target of 90 percent for the full year.

"The positive commercial lines results are generating strong cash flow for investment, which supports our financial flexibility and high insurer financial strength ratings that are so valuable to our policyholders, independent agent representatives and shareholders."

Schiff continued, "The personal lines marketplace has proven more challenging. We are planning territory-by-territory refinements to our rates and premium credits, which we can accomplish efficiently in states where our personal lines policy processing system has been introduced. As projected, personal lines profitability is improving gradually, but reduced new business is slowing the pace of that improvement. When pricing refinements are in place, we believe our agents will have more flexibility to place their best personal lines business with Cincinnati. In light of these developments, we now anticipate the personal lines GAAP combined ratio may be near breakeven for full-year 2005, improving from 105.0 percent for 2004.

"Because our expectations for personal lines results are more modest, we now estimate the overall 2005 GAAP combined ratio may be in the range of 93 percent ,compared with our previous target of 91 percent. Our target assumes full-year favorable loss reserve development near our historical levels and full-year catastrophe losses contributing approximately 3.5 percentage points to the combined ratio," Schiff added.

Property Casualty Insurance Operations

(Dollars in millions)	Three months ended March 31,		
	2005	2004	Change %
Earned premiums	$ **753**	$ 716	5.2
Loss and loss expenses excluding catastrophes	**456**	411	10.8
Catastrophe loss and loss expenses	**2**	1	317.3
Commission expenses	**142**	154	(7.6)
Underwriting expenses	**66**	55	21.0
Policyholder dividends	**3**	3	24.8
Underwriting profit	$ **84**	$ 92	(9.6)
Combined ratio:			
Loss and loss expenses excluding catastrophes	**60.5%**	57.5%	
Catastrophe loss and loss expenses	**0.3**	0.1	
Loss and loss expenses	**60.8%**	57.6%	
Commission expenses	**18.9**	21.5	
Underwriting expenses	**8.8**	7.6	
Policyholder dividends	**0.4**	0.4	
Combined ratio	**88.9%**	87.1%	

* The Definitions of Non-GAAP Information and Reconciliation to Comparable GAAP Measures on Page 10 defines and reconciles measures presented in this release that are not based on Generally Accepted Accounting Principles (non-GAAP).

For first-quarter 2005, statutory net written premiums of the property casualty insurance affiliates were nearly level, up 0.8 percent to $797 million compared with $790 million last year. First-quarter new business written directly by agencies was $71 million compared with $80 million in last year's first quarter. The first-quarter 2005 GAAP combined ratio was 88.9 percent compared with 87.1 percent reported for the first quarter of 2004, which benefited by 4.4 percentage points from the release of UM/UIM reserves. First-quarter 2005 and 2004 catastrophe losses were at typically low levels.

The growth rate of property casualty written premiums was slowed by the effect of an actuarial estimate of premiums for policies that were in process but not yet booked at quarter end. The estimate is updated each quarter, and earned premiums are not materially affected. On an adjusted basis in both periods, net written premiums rose 2.6 percent to $787 million compared with $767 million in last year's first quarter *(see Definitions of Non-GAAP Information and Reconciliation to Comparable GAAP Measures* on Page 10 of this news release for reconciliation of this and other measures*).*

Schiff commented, "During the first quarter we appointed six new agencies, bringing the total to 988 across our 92 territories in 31 states. In the second quarter, we plan to open three of the eight new territories expected for the year. In addition to new territories in Chicago and Birmingham, Alabama, we also will create a second Maryland territory that encompasses Delaware, marking our entry into a thirty-second state of operation. The higher level of service we can provide in subdivided territories helps our field representatives earn business from the independent agencies that currently represent us. Smaller territories also allow us to appoint additional, high-caliber agencies in markets where there may be untapped opportunities to attract new policyholders. The six appointments in the first quarter are among 100 new agency appointments targeted through 2006."

Commercial Lines

(Dollars in millions)	Three months ended March 31,			
	2005		2004	Change %
Earned premiums	$ **551**	$	519	6.4
Loss and loss expenses excluding catastrophes	**329**		276	19.1
Catastrophe loss and loss expenses	**6**		1	605.1
Commission expenses	**104**		113	(7.9)
Underwriting expenses	**40**		35	13.2
Policyholder dividends	**3**		3	24.8
Underwriting profit	$ **69**	$	91	(23.7)
Combined ratio:				
Loss and loss expenses excluding catastrophes	**59.7%**		53.3%	
Catastrophe loss and loss expenses	**1.1**		0.2	
Loss and loss expenses	**60.8%**		53.5%	
Commission expenses	**18.9**		21.8	
Underwriting expenses	**7.2**		6.8	
Policyholder dividends	**0.6**		0.5	
Combined ratio	**87.5%**		82.6%	

* The Definitions of Non-GAAP Information and Reconciliation to Comparable GAAP Measures on Page 10 defines and
   reconciles measures presented in this release that are not based on Generally Accepted Accounting Principles (non-GAAP).

For first-quarter 2005, statutory net written premiums for commercial lines of insurance rose 3.1 percent to $629 million compared with $610 million last year. New commercial lines business was $63 million for the first quarter compared with $67 million last year. The first-quarter 2005 GAAP combined ratio was 87.5 percent compared with 82.6 percent in the first quarter of 2004, which benefited by 6.0 percentage points from the release of UM/UIM reserves.

The growth rate of commercial lines written premiums was slowed by the effect of an actuarial estimate of premiums for policies that were in process but not yet booked at quarter end. The estimate is updated each quarter, and earned premiums are not materially affected. On an adjusted basis in both periods, commercial lines net written premiums rose 5.1 percent to $617 million compared with $587 million in last year's first quarter *(see Definitions of Non-GAAP Information and Reconciliation to Comparable GAAP Measures* on Page 10 of this news release for reconciliation of this and other measures*)*.

"Commercial lines profitability remains superb – well ahead of projected industry averages – as we benefit from the front-line underwriting efforts of our independent agents," Schiff commented. "As competition in our commercial markets continues to increase, our results reflect the pricing discipline we have been maintaining for both renewal and new business. Agents report that while renewal pricing pressure has risen since the end of 2004, new business pricing is requiring even more flexibility and more careful risk selection. Our field marketing associates and agents are working together to select risks and respond appropriately to local pricing trends. Our case-by-case approach has generated 11.7 percent compound annual growth in commercial lines new business over the past five years and yielded $63 million in new commercial lines business in the first quarter.

"While the commercial lines pricing environment is clearly in flux, Cincinnati continues to rely on factors other than price to drive sales. Our agents look for the best insurance program for their clients, not just the best price. They serve policyholders well by presenting our value proposition – customized coverage packages, personal claims service and high financial strength ratings – all wrapped up in a convenient three-year commercial policy."

Schiff added, "The first-quarter 2005 commercial lines underwriting profit of $69 million does not compare easily with last year's profit of $91 million. In this year's first quarter, the underwriting profit was reduced by $24 million, net of reinsurance (4.3 percentage points on the commercial lines combined ratio), for a previously announced single large loss in January that was insufficiently covered through our facultative reinsurance programs. In last year's first quarter, the commercial lines underwriting profit was boosted by $32 million (6.0 percentage points on the combined ratio) following the release of UM/UIM reserves."

Personal Lines

(Dollars in millions)	Three months ended March 31,		
	2005	2004	Change %
Earned premiums	$ **202**	$ 197	2.3
Loss and loss expenses excluding catastrophes	**127**	135	(6.1)
Catastrophe loss and loss expenses (recovery)	**(4)**	0	(991.4)
Commission expenses	**38**	41	(6.8)
Underwriting expenses	**26**	19	35.1
Underwriting profit	$ **15**	$ 2	545.4
Combined ratio:			
Loss and loss expenses excluding catastrophes	**62.8%**	68.5%	
Catastrophe loss and loss expenses	**(2.0)**	(0.2)	
Loss and loss expenses	**60.8%**	68.3%	
Commission expenses	**18.9**	20.7	
Underwriting expenses	**13.0**	9.8	
Combined ratio	**92.7%**	98.8%	

* The Definitions of Non-GAAP Information and Reconciliation to Comparable GAAP Measures on Page 10 defines and
reconciles measures presented in this release that are not based on Generally Accepted Accounting Principles (non-GAAP).

For first-quarter 2005, statutory net written premiums for personal lines of insurance were $168 million compared with $180 million last year. New personal lines business was $8 million for the first quarter compared with $13 million last year. The first-quarter 2005 GAAP combined ratio improved to 92.7 percent compared with 98.8 percent reported in the first quarter of 2004, which benefited by 0.3 percentage points from the release of UM/UIM reserves.

For the first quarter of 2005, the series of winter storms in the Midwest and Northeast during January caused approximately $1 million of catastrophe losses, which was more than offset by $5 million of favorable development from losses from prior-period storms. As a result, the personal lines combined ratio benefited by 2.0 percentage points. In last year's first quarter, favorable development from prior-period catastrophe losses contributed 0.2 percentage points to the combined ratio.

Schiff commented, "As the $15 million first-quarter 2005 personal lines underwriting profit indicates, we are making some progress toward returning personal lines to full-year profitability. We also are moving steadily to complete deployment of Diamond, our personal lines policy processing system, to all states where we market personal lines. The system gives agents new options that increase their choice and control, and it simplifies our process for introducing rate and product changes. Despite this progress, we are concerned about the declines in written premiums and new business activity. We are looking closely at our rate structure to ensure our products are competitively priced."

Schiff said, "On a territory-by-territory basis, we are planning to modify selected rates and credits. We believe that changes scheduled for mid-2005 effective dates should begin positioning our auto and homeowner products appropriately in the local markets. This should open the door for our agents to sell the value of our homeowner-auto package, superior claims service and financial strength."

Schiff noted, "Excluding catastrophe results, the personal lines GAAP combined ratio improved 4.3 percentage points over last year's first quarter. That progress reflected the improvement in the personal auto line's loss and loss expense ratio excluding catastrophes to 60.4 percent vs. 69.8 percent in the first quarter of 2004. The homeowner line's loss and loss expense ratio excluding catastrophes was 71.2 percent for the first quarter of 2005, compared with 67.6 percent a year ago. With homeowner premiums declining, we no longer anticipate a sub-100 percent combined ratio for this business line in 2006."

Life Insurance Operations

(In millions)	Three months ended March 31,		
	2005	2004	Change %
Earned premiums	$ **23**	$ 24	(3.6)
Investment income, net of expenses	**24**	22	9.2
Other income	**1**	1	2.5
Total revenues, excluding realized investment gains and losses	**48**	47	2.4
Policyholder benefits	**24**	22	7.5
Expenses	**11**	13	(11.8)
Total benefits and expenses	**35**	35	0.5
Net income before income tax and realized investment gains and losses	**13**	12	7.8
Income tax	**4**	4	8.0
Net income before realized investment gains and losses	**9**	8	7.6

* The Definitions of Non-GAAP Information and Reconciliation to Comparable GAAP Measures on Page 10 defines and
   reconciles measures presented in this release that are not based on Generally Accepted Accounting Principles (non-GAAP).

For first-quarter 2005, The Cincinnati Life Insurance Company's earned premiums were $23 million compared with $24 million last year. Net income before realized investment gains and losses increased 7.6 percent over first-quarter 2004. For first-quarter 2005, net income including net realized investment gains and losses – a performance indicator for Cincinnati Life – rose 23.4 percent to $10 million from $8 million for first-quarter 2004. Cincinnati Life's investment portfolio had realized gains of $2 million in the first quarter of 2005, compared with realized gains of less than $1 million in the first quarter of 2004.

Cincinnati Life President David H. Popplewell, FALU, LLIF, commented, "Policy face amounts in force increased by 15.7 percent compared with a year ago. Overall applications increased by 8.4 percent, with a 16.4 percent gain in worksite applications. Worksite marketing efforts have included a focus on increasing participation and cross serving. We are expanding our product portfolio by developing a new term life insurance series with an optional return-of-premium feature. We also are developing two new universal life products, one of which will insure the lives of children. To support our enhanced product portfolio, we are providing product and sales concept marketing materials for agents. The new materials will help property casualty agents sell our life portfolio more easily."

Investment Operations

(In millions)	Three months ended March 31,		
	2005	2004	Change %
Investment income:			
Interest	$ **68**	$ 61	10.6
Dividends	**58**	59	(1.2)
Other	**2**	1	101.3
Investment expenses	**(1)**	(1)	(29.7)
Total net investment income	$ **127**	$ 120	5.6
Net realized investment gains and losses:			
Other-than-temporary impairment charges	$ **0**	$ (3)	100.0
Realized investment gains and losses	**16**	10	70.6
Change in valuation of embedded derivatives	**(7)**	0	(2,171.1)
Net realized investment gains	$ **9**	$ 7	31.0

Consolidated pretax investment income rose 5.6 percent for the first quarter of 2005, with the increase coming from higher interest income from cash flow invested in fixed-income securities. Dividend increases by Fifth Third Bancorp and another 41 of the 52 common stock holdings in the equity portfolio during the 12 months ended March 31, 2005, should add $19 million to annualized investment income.

During the first quarter, the company made approximately $300 million in net new investments, putting cash flow and existing cash balances to work. Purchases were almost entirely fixed income securities, primarily investment-grade corporate and tax-exempt municipal bonds. The market value of consolidated fixed-maturity investments rose 4.0 percent to $5.345 billion at March 31, 2005, from $5.141 billion at year-end 2004. The market value of consolidated equity securities was $7.085 billion at March 31, 2005, down from $7.498 billion at year-end 2004. The decline resulted from market value fluctuations of the company's holdings, including Fifth Third, the company's largest common stock holding.

Schiff commented, "Strong cash flow has supported continued investment activity, although new fixed-income investments have lower yields than those that reached maturity or were called. As part of our previously announced actions to support our high property casualty surplus, we continued to invest primarily in fixed-income securities through the first quarter. By mid-year, we expect that we will return to allocating some of our investment dollars to equities. Equity investing continues to be important to our investment strategy, as we seek to compound cash flow by balancing opportunities for short-term income and long-term appreciation."

Net realized investment gains were $9 million pretax in this year's first quarter, with no other-than-temporary impairment charges. Fluctuation of market values of options embedded in convertible securities resulted in $7 million in net realized losses in this year's first quarter, partially offsetting $16 million in net gains from the disposition of securities. In last year's first quarter, net realized investment gains were $7 million, including $3 million in other-than-temporary impairment charges.

The company repurchased 115,000 shares of Cincinnati Financial common stock at a total cost of $5 million, or $45.54 per share, during the first quarter. Approximately 3.6 million shares remain authorized by the board of directors for repurchase. Repurchased shares and price are not adjusted for stock dividends.

Balance Sheet

(Dollars in millions)	As of March 31,		
	2005	2004	Change %
Balance Sheet Data			
Total assets	$ 15,798	$ 15,738	0.4
Invested assets	12,469	12,509	(0.3)
Shareholders' equity	6,007	6,199	(3.1)
Ratio data			
Return on equity, annualized	9.4%	9.4%	
Return on equity, annualized, based on comprehensive income	(12.3%)	3.0%	

At March 31, 2005, consolidated assets were $15.798 billion, off 1.9 percent from $16.107 billion at year-end 2004. Shareholders' equity was $6.007 billion, or $34.04 per share, compared with $6.249 billion, or $35.60 per share, at year-end 2004, with strong earnings offset by lower unrealized gains in the investment portfolio. Total debt was $791 million, including $375 million aggregate principal amount of 6.125% senior notes due 2034 issued in November 2004. The ratio of investment securities held at the holding-company level to total holding-company-only assets was 35.3 percent at March 31, 2005, in line with management's sub-40 percent target.

Statutory surplus for the property casualty insurance group was $4.065 billion at March 31, 2005, off 3.0 percent from $4.191 billion year-end 2004. The property casualty insurance group's ratio of common stock holdings to statutory surplus was 101.9 percent at March 31, 2005, compared with 103.5 percent at year-end 2004.

2005 Looks to Be Strong Year

"2005 began on a healthy note. We are carefully balancing growth with profitability," Schiff commented. "Overall, we now anticipate growth for the property casualty operations in the low single digits with the combined ratio in the range of 93 percent, assuming favorable full-year loss reserve development at historical levels and catastrophe losses in the range of 3.5 percentage points on the full-year combined ratio. With investment income continuing to benefit from the allocation of new investment dollars to fixed-income securities, we believe 2005 investment income growth will be in the range of 5 percent to 6 percent. Partially offsetting these improvements will be slightly higher interest expense due to the increase in long-term debt."

Schiff added, "Commercial lines should continue to achieve outstanding results, with written premium growth of approximately 3 percent to 5 percent and a combined ratio near 90 percent for the year. We now anticipate a mid-single digit decline in personal lines written premiums in 2005, with the full-year combined ratio improving to near breakeven, assuming catastrophe losses are within our typical range.

"The pace of activities continues to heighten as we move forward on many fronts. We're appointing agencies and creating the infrastructure to better support all of our agencies – with visible progress on underwriting and technology initiatives, expansion of our headquarters and development of our staff. That progress has been noted with the debut of Cincinnati Financial in the Fortune 500. We are rewarding our shareholders for their support with dividend increases and the 5 percent stock dividend that will be paid on April 26," Schiff concluded.

For additional information or to register for this afternoon's conference call, please visit *www.cinfin.com.*

Cincinnati Financial Corporation offers property and casualty insurance, its main business, through The Cincinnati Insurance Company, The Cincinnati Indemnity Company and The Cincinnati Casualty Company. The Cincinnati Life Insurance Company markets life and disability income insurance and annuities. CFC Investment Company offers commercial leasing and financing services. CinFin Capital Management Company provides asset management services to institutions, corporations and individuals. For additional information about the company, please visit www.cinfin.com.

This is a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995. Certain forward-looking statements contained herein involve potential risks and uncertainties. The company's future results could differ materially from those discussed. Factors that could cause or contribute to such differences include, but are not limited to:

- Unusually high levels of catastrophe losses due to changes in weather patterns, environmental events, terrorism incidents or other causes
- Ability to obtain adequate reinsurance on acceptable terms, amount of reinsurance purchased and financial strength of reinsurers
- Increased frequency and/or severity of claims
- Events or conditions that could weaken or harm the company's relationships with its independent agencies and hamper opportunities to add new agencies, resulting in limitations on the company's opportunities for growth, such as:
  - o Downgrade of the company's financial strength ratings,
  - o Concerns that doing business with the company is too difficult or
  - o Perceptions that the company's level of service, particularly claims service, is no longer a distinguishing characteristic in the marketplace
- Insurance regulatory actions, legislation or court decisions or legal actions that increase expenses or place us at a disadvantage in the marketplace
- Delays in the development, implementation, performance and benefits of technology projects and enhancements
- Inaccurate estimates or assumptions used for critical accounting estimates, including loss reserves
- Events that reduce the company's ability to maintain effective internal control over financial reporting under the Sarbanes-Oxley Act of 2002
- Recession or other economic conditions or regulatory, accounting or tax changes resulting in lower demand for insurance products
- Sustained decline in overall stock market values negatively affecting the company's equity portfolio, in particular a sustained decline in the market value of Fifth Third Bancorp shares, a significant equity holding
- Events that lead to a significant decline in the market value of a particular security and impairment of the asset
- Prolonged low interest rate environment or other factors that limit the company's ability to generate growth in investment income
- Adverse outcomes from litigation or administrative proceedings
- Effect on the insurance industry as a whole, and thus on the company's business, of the actions undertaken by the Attorney General of the State of New York and other regulators against participants in the insurance industry, as well as any increased regulatory oversight that might result from the suit
- Limited flexibility in conducting investment activities if the restrictions imposed by the Investment Company Act of 1940 were to become applicable to the parent company or the application for exemptive relief is not approved

Further, the company's insurance businesses are subject to the effects of changing social, economic and regulatory environments. Public and regulatory initiatives have included efforts to adversely influence and restrict premium rates, restrict the ability to cancel policies, impose underwriting standards and expand overall regulation. The company also is subject to public and regulatory initiatives that can affect the market value for its common stock, such as recent measures affecting corporate financial reporting and governance. The ultimate changes and eventual effects, if any, of these initiatives are uncertain.

Readers are cautioned that the company undertakes no obligation to review or update the forward-looking statements included herein.

***

Cincinnati Financial Corporation
Consolidated Balance Sheets

(Dollars in millions except per share data)	March 31, 2005		December 31, 2004	
Assets				
Investments				
Fixed maturities, at fair value (amortized cost: 2005—$5,181; 2004—$4,854)	$	5,345	$	5,141
Equity securities, at fair value (cost: 2005—$1,932; 2004—$1,945)		7,085		7,498
Other invested assets		39		38
Cash		117		306
Investment income receivable		107		107
Finance receivable		94		95
Premiums receivable		1,156		1,119
Reinsurance receivable		705		680
Prepaid reinsurance premiums		15		15
Deferred policy acquisition costs		418		400
Property and equipment, net, for company use (accumulated depreciation: 2005—$212; 2004—$206)		158		156
Other assets		80		75
Separate accounts		479		477
Total assets	$	15,798	$	16,107
Liabilites				
Insurance reserves				
Loss and loss expense reserves	$	3,597	$	3,549
Life policy reserves		1,241		1,194
Unearned premiums		1,584		1,539
Other liabilities		443		474
Deferred income tax		1,656		1,834
6.125% senior notes due 2034		371		371
6.9% senior debentures due 2028		420		420
Separate accounts		479		477
Total liabilities		9,791		9,858
Shareholders' equity				
Common stock, par value—$2 per share; authorized 200 million shares; issued: 2005—194 million shares, 2004—194 million shares		389		370
Paid-in capital		961		618
Retained earnings		1,790		2,057
Accumulated other comprehensive income—unrealized gains on investments		3,453		3,787
Treasury stock at cost (2005—18 million shares, 2004—18 million shares)		(586)		(583)
Total shareholders' equity		6,007		6,249
Total liabilities and shareholders' equity	$	15,798	$	16,107

Cincinnati Financial Corporation
Consolidated Statements of Income

(In millions except per share data)		Three months ended March 31,		
		2005		2004
Revenues				
Earned premiums				
Property casualty	$	**753**	$	716
Life		**24**		24
Investment income, net of expenses		**127**		120
Realized investment gains and losses		**9**		7
Other income		**3**		3
Total revenues		**916**		870
Benefits and expenses				
Insurance losses and policyholder benefits		**481**		434
Commissions		**150**		161
Other operating expenses		**67**		62
Taxes, licenses and fees		**17**		19
Increase in deferred policy acquisition costs		**(11)**		(18)
Interest expense		**13**		8
Other expenses		**4**		3
Total benefits and expenses		**721**		669
Income before income taxes		**195**		201
Provision (benefit) for income taxes				
Current		**50**		48
Deferred		**1**		7
Total provision for income taxes		**51**		55
Net income	$	**144**	$	146
Per common share				
Net income—basic	$	**0.82**	$	0.83
Net income—diluted	$	**0.81**	$	0.82

Since 1996, Cincinnati Financial has disclosed the estimated impact of stock options on net income and earnings per share in a Note to the Financial Statements. For first-quarter 2005 and 2004, diluted net income would have been reduced by less than 2 cents per share, if option expense, calculated using the binomial option-pricing model, were included as an expense.

Definitions of Non-GAAP Information and
Reconciliation to Comparable GAAP Measures
(See attached tables for 2005 and 2004 data,
prior-period reconciliations available at *www.cinfin.com/investors.*)

Cincinnati Financial Corporation prepares its public financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP). Statutory data is prepared in accordance with statutory accounting rules as defined by the National Association of Insurance Commissioners' (NAIC) Accounting Practices and Procedures Manual and therefore is not reconciled to GAAP data.

Management uses certain non-GAAP and non-statutory financial measures to evaluate its primary business areas – property casualty insurance, life insurance and investments – when analyzing both GAAP and certain non-GAAP measures may improve understanding of trends in the underlying business, helping avoid incorrect or misleading assumptions and conclusions about the success or failure of company strategies. Management adjustments to GAAP measures generally: apply to non-recurring events that are unrelated to business performance and distort short-term results; involve values that fluctuate based on events outside of management's control; or relate to accounting refinements that affect comparability between periods, creating a need to analyze data on the same basis.

- **Operating income:** Operating income (readers also may have seen this measure defined as net income before realized investment gains and losses) is calculated by excluding net realized investment gains and losses from net income. Management evaluates operating income to measure the success of pricing, rate and underwriting strategies. While realized investment gains (or losses) are integral to the company's insurance operations over the long term, the determination to realize investment gains or losses in any period may be subject to management's discretion and is independent of the insurance underwriting process. Moreover, under applicable GAAP accounting requirements, gains and losses can be recognized from certain changes in market values of securities without actual realization. Management believes that the level of realized investment gains or losses for any particular period, while it may be material, may not fully indicate the performance of ongoing underlying business operations in that period.

  For these reasons, many investors and shareholders consider operating income to be one of the more meaningful measures for evaluating insurance company performance. Equity analysts who report on the insurance industry and the company generally focus on this metric in their analyses. The company presents operating income so that all investors have what management believes to be a useful supplement to GAAP information.

- **Statutory accounting rules:** For public reporting, insurance companies prepare financial statements in accordance with GAAP. However, insurers also must calculate certain data according to statutory accounting rules as defined in the NAIC's Accounting Practices and Procedures Manual, which may be, and has been, modified by various state insurance departments. Statutory data is publicly available, and various organizations use it to calculate aggregate industry data, study industry trends and compare insurance companies.

- **Written premium:** Under statutory accounting rules, written premium is the amount recorded for policies issued and recognized on an annualized basis at the effective date of the policy. Management analyzes trends in written premium to assess business efforts. Earned premium, used in both statutory and GAAP accounting, is calculated ratably over the policy term. The difference between written and earned premium is unearned premium.

- **Written premium adjustment – statutory basis only:** In 2002, the company refined its estimation process for matching written premiums to policy effective dates, which added $117 million to 2002 written premiums. To better assess ongoing business trends, management may exclude this adjustment when analyzing trends in written premiums and statutory ratios that make use of written premiums.

- **Codification:** Adoption of Codification of Statutory Accounting Principles was required for Ohio-based insurance companies effective January 1, 2001. The adoption of Codification changed the manner in which the company recognized statutory property casualty written premiums. As a result, 2001 statutory written premiums included $402 million to account for unbooked premiums related to policies with effective dates prior to January 1, 2001. To better assess ongoing business trends, management excludes this $402 million when analyzing written premiums and statutory ratios that make use of written premiums.

- **Life insurance gross written premiums:** In analyzing the life insurance company's gross written premiums, management excludes five larger, single-pay life insurance policies (bank-owned life insurance or BOLIs) written in 2004, 2002, 2000 and 1999 to focus on the trend in premiums written through the independent agency distribution channel.

- **One-time charges or adjustments:** Management analyzes earnings and profitability excluding the impact of one-time items.

  - In 2003, as the result of a settlement negotiated with a vendor, pretax results included the recovery of $23 million of the $39 million one-time, pretax charge incurred in 2000.

  - In 2000, the company recorded a one-time charge of $39 million, pre-tax, to write down previously capitalized costs related to the development of software to process property casualty policies.

  - In 2000, the company earned $5 million in interest in the first quarter from a $303 million single-premium BOLI policy that was booked at the end of 1999 and segregated as a separate account effective April 1, 2000. Investment income and realized investment gains and losses from separate accounts generally accrue directly to the contract holder and, therefore, are not included in the company's consolidated financials.

Cincinnati Financial Corporation and Subsidiaries
Quarterly Net Income Reconciliation

(In millions except per share data)	Three months ended 12/31/2005	9/30/2005	6/30/2005	3/31/2005	12/31/2004	9/30/2004	6/30/2004	3/31/2004	Six months ended 6/30/2005	6/30/2004	Nine months ended 9/30/2005	9/30/2004	Twelve months ended 12/31/2005	12/31/2004
Net income				$ 144	$ 192	$ 90	$ 155	$ 146		$ 301		$ 392		$ 584
One-time item				0	0	0	0	0		0		0		0
Net income before one-time item				$ 144	$ 192	$ 90	$ 155	$ 146		$ 301		$ 392		$ 584
Net realized investment gains and losses				6	24	(5)	36	4		40		36		60
Operating income before one-time item				$ 138	$ 168	$ 95	$ 119	$ 142		$ 261		$ 356		$ 524
Less catastrophe losses				2	10	56	30	0		30		86		96
Operating income before catastrophe losses and one-time item				$ 140	$ 178	$ 151	$ 149	$ 142		$ 291		$ 442		$ 620
Diluted per share data														
Net income				$ 0.81	$ 1.09	$ 0.50	$ 0.87	$ 0.82		$ 1.77		$ 2.30		$ 3.28
One-time item				0.00	0.00	0.00	0.00	0.00		0.00		0.00		0.00
Net income before one-time item				$ 0.81	$ 1.09	$ 0.50	$ 0.87	$ 0.82		$ 1.77		$ 2.30		$ 3.28
Net realized investment gains and losses				0.03	0.14	(0.03)	0.20	0.03		0.24		0.21		0.35
Operating income before one-time item				$ 0.78	$ 0.95	$ 0.53	$ 0.67	$ 0.79		$ 1.53		$ 2.09		$ 2.93
Less catastrophe losses				(0.01)	(0.06)	(0.31)	(0.17)	0.00		(0.18)		(0.51)		(0.54)
Operating income before catastrophe losses and one-time item				$ 0.79	$ 1.10	$ 0.84	$ 0.84	$ 0.79		$ 1.71		$ 2.60		$ 3.47

Dollar amounts shown are rounded to millions; certain amounts may not add due to rounding. Ratios are calculated based on whole dollar amounts. The sum of quarterly amounts may not equal the full year as each is computed independently.

Cincinnati Insurance Group
Quarterly Property Casualty Data - Consolidated

(Dollars in millions)	Three months ended								Six months ended		Nine months ended		Twelve months ended	
	12/31/2005	9/30/2005	6/30/2005	**3/31/2005**	12/31/2004	9/30/2004	6/30/2004	3/31/2004	6/30/2005	6/30/2004	9/30/2005	9/30/2004	12/31/2005	12/31/2004
Premiums														
Adjusted written premiums (statutory)				**$ 787**	$ 748	$ 750	$ 761	$ 767		$ 1,528		$ 2,278		$ 3,026
Written premium adjustment – statutory only				**10**	(25)	0	(27)	23		(4)		(4)		(29)
Reported written premiums (statutory)*				**$ 797**	$ 723	$ 750	$ 734	$ 790		$ 1,524		$ 2,274		$ 2,997
Unearned premiums change				**(44)**	31	(17)	(17)	(74)		(92)		(108)		(78)
Earned premiums				**$ 753**	$ 754	$ 733	$ 717	$ 716		$ 1,432		$ 2,166		$ 2,919
Statutory combined ratio														
Reported statutory combined ratio*				**87.4%**	83.6%	97.9%	91.2%	85.1%		88.1%		91.4%		89.4%
Written premium adjustment – statutory only				**NM**	NM	NM	NM	NM		NM		NM		NM
One-time item				**0.0**	0.0	0.0	0.0	0.0		0.0		0.0		0.0
Adjusted statutory combined ratio				**87.4%**	83.6%	97.9%	91.2%	85.1%		88.1%		91.4%		89.4%
Less catastrophe losses				**0.3**	2.0	11.7	6.5	0.1		3.3		6.1		0.1
Adjusted statutory combined ratio excluding catastrophe losses				**87.1%**	81.6%	86.2%	84.7%	85.0%		84.8%		85.3%		84.3%
Reported commission expense ratio*				**16.8%**	19.7%	19.9%	18.9%	18.3%		18.6%		19.0%		19.2%
Written premium adjustment – statutory only				**NM**	NM	NM	NM	NM		NM		NM		NM
One-time item				**0.0**	0.0	0.0	0.0	0.0		0.0		0.0		0.0
Adjusted commission expense ratio				**16.8%**	19.7%	19.9%	18.9%	18.3%		18.6%		19.0%		19.2%
Reported other expense ratio*				**9.8%**	11.0%	9.5%	10.8%	9.3%		10.0%		9.8%		10.1%
Written premium adjustment – statutory only				**NM**	NM	NM	NM	NM		NM		NM		NM
One-time item				**0.0**	0.0	0.0	0.0	0.0		0.0		0.0		0.0
Adjusted other expense ratio				**9.8%**	11.0%	9.5%	10.8%	9.3%		10.0%		9.8%		10.1%
Reported statutory expense ratio*				**26.6%**	30.7%	29.4%	29.7%	27.6%		28.6%		28.9%		29.3%
Written premium adjustment – statutory only				**NM**	NM	NM	NM	NM		NM		NM		NM
One-time item				**0.0**	0.0	0.0	0.0	0.0		0.0		0.0		0.0
Adjusted statutory expense ratio				**26.6%**	30.7%	29.4%	29.7%	27.6%		28.6%		28.9%		29.3%
GAAP combined ratio														
GAAP combined ratio				**88.9%**	82.6%	97.8%	91.9%	87.1%		89.5%		92.3%		89.8%
One-time item				**0.0**	0.0	0.0	0.0	0.0		0.0		0.0		0.0
GAAP combined ratio before one-time item				**88.9%**	82.6%	97.8%	91.9%	87.1%		89.5%		92.3%		89.8%

Dollar amounts shown are rounded to millions; certain amounts may not add due to rounding. Ratios are calculated based on whole dollar amounts. The sum of quarterly amounts may not equal the full year as each is computed independently.

NM - Not meaningful

* *Statutory data prepared in accordance with statutory accounting rules as defined by the National Association of Insurance Commissioners and filed with the appropriate regulatory bodies.*

Cincinnati Insurance Group
Quarterly Property Casualty Data - Commercial Lines

(Dollars in millions)	Three months ended								Six months ended		Nine months ended		Twelve months ended	
	12/31/2005	9/30/2005	6/30/2005	3/31/2005	12/31/2004	9/30/2004	6/30/2004	3/31/2004	6/30/2005	6/30/2004	9/30/2005	9/30/2004	12/31/2005	12/31/2004
Premiums														
Adjusted written premiums (statutory)*				$ 617	$ 555	$ 530	$ 537	$ 587		$ 1,124		$ 1,656		$ 2,209
Written premium adjustment –														
statutory only				12	(23)	2	(25)	23		(2)		(2)		(23)
Reported written premiums (statutory)*				$ 629	$ 532	$ 532	$ 512	$ 610		$ 1,122		$ 1,654		$ 2,186
Unearned premiums change				(78)	19	5	8	(91)		(84)		(79)		(60)
Earned premiums				$ 551	$ 551	$ 537	$ 520	$ 519		$ 1,038		$ 1,575		$ 2,126
Statutory combined ratio														
Reported statutory combined ratio*				85.5%	79.1%	92.0%	84.1%	80.3%		82.0%		85.4%		83.7%
Written premium adjustment –														
statutory only				NM	NM	NM	NM	NM		NM		NM		NM
One-time item				0.0	0.0	0.0	0.0	0.0		0.0		0.0		0.0
Adjusted statutory combined ratio				85.5%	79.1%	92.0%	84.1%	80.3%		82.0%		85.4%		83.7%
Less catastrophe losses				1.1	1.3	9.0	3.0	0.2		1.6		4.1		0.0
Adjusted statutory combined ratio excluding catastrophe losses				84.4%	77.8%	83.0%	81.1%	80.1%		80.4%		81.3%		80.3%
GAAP combined ratio														
GAAP combined ratio				87.5%	78.2%	91.4%	84.4%	82.6%		83.5%		86.2%		84.1%
One-time item				0.0	0.0	0.0	0.0	0.0		0.0		0.0		0.0
GAAP combined ratio before one-time item				87.5%	78.2%	91.4%	84.4%	82.6%		83.5%		86.2%		84.1%

Dollar amounts shown are rounded to millions; certain amounts may not add due to rounding. Ratios are calculated based on whole dollar amounts. The sum of quarterly amounts may not equal the full year as each is computed independently.

NM - Not meaningful

* Statutory data prepared in accordance with statutory accounting rules as defined by the National Association of Insurance Commissioners and filed with the appropriate regulatory bodies.

Cincinnati Insurance Group
Quarterly Property Casualty Data - Personal Lines

(Dollars in millions)	Three months ended 12/31/2005	9/30/2005	6/30/2005	3/31/2005	12/31/2004	9/30/2004	6/30/2004	3/31/2004	Six months ended 6/30/2005	6/30/2004	Nine months ended 9/30/2005	9/30/2004	Twelve months ended 12/31/2005	12/31/2004
Premiums														
Adjusted written premiums (statutory)				$ 170	$ 194	$ 218	$ 224	$ 180		$ 404		$ 623		$ 817
Written premium adjustment — statutory only				(2)	(3)	(1)	(2)	0		(2)		(3)		(6)
Reported written premiums (statutory)*				$ 168	$ 191	$ 217	$ 222	$ 180		$ 402		$ 620		$ 811
Unearned premiums change				34	12	(21)	(25)	17		(8)		(30)		(18)
Earned premiums				$ 202	$ 203	$ 196	$ 197	$ 197		$ 394		$ 590		$ 793
Statutory combined ratio														
Reported statutory combined ratio*				94.0%	96.0%	114.4%	110.1%	98.7%		104.3%		107.6%		104.6%
Written premium adjustment — statutory only				NM	NM	NM	NM	NM		NM		NM		NM
One-time item				0.0	0.0	0.0	0.0	0.0		0.0		0.0		0.0
Adjusted statutory combined ratio				94.0%	96.0%	114.4%	110.1%	98.7%		104.3%		107.6%		104.6%
Less catastrophe losses				2.0	4.2	19.3	15.7	0.0		7.8		11.6		0.1
Adjusted statutory combined ratio excluding catastrophe losses				96.0%	91.8%	95.1%	94.4%	98.9%		96.5%		96.0%		94.9%
GAAP combined ratio														
GAAP combined ratio				92.7%	94.5%	115.4%	111.6%	98.8%		105.2%		108.6%		105.0%
One-time item				0.0	0.0	0.0	0.0	0.0		0.0		0.0		0.0
item				92.7%	94.5%	115.4%	111.6%	98.8%		105.2%		108.6%		105.0%

Dollar amounts shown are rounded to millions; certain amounts may not add due to rounding. Ratios are calculated based on whole dollar amounts. The sum of quarterly amounts may not equal the full year as each is computed independently.

NM - Not meaningful

* Statutory data prepared in accordance with statutory accounting rules as defined by the National Association of Insurance Commissioners and filed with the appropriate regulatory bodies.